METALLA CLOSES ACQUISITION OF STRATEGIC CORTEZ ROYALTIES

FOR IMMEDIATE RELEASE	TSXV: MTA NYSE American: MTA
May 22, 2020

Vancouver, Canada: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV:MTA) (NYSE American: MTA) The Company is pleased to announce that, further to the news release dated April 27, 2020, it has completed the acquisition of 100% of the issued and outstanding shares of Idaho Resource Corporation ("IRC"), a private Nevada corporation, for US$2 Million in cash and 357,121 shares.

IRC holds a 0.5% gross overriding royalty on Nevada Gold Mine's ("NGM") Anglo/Zeke claim block in Eureka County, Nevada, which is located on trend to the southeast of the Cortez Operations and Goldrush project owned by NGM. NGM is a joint venture between Barrick Gold Corporation ("Barrick") (61.5%) and Newmont Corporation ("Newmont") (38.5%), which was created in July 2019 to combine Barrick and Newmont's significant assets across Nevada to create the single largest gold producer in the world. IRC also holds a 1.5% gross overriding royalty covering NuLegacy Gold Corporation's Red Hill project in Eureka County, Nevada, which is contiguous to the southeast of the Anglo/Zeke claims. IRC also holds reversionary rights to mineral claims encompassing all of the NGM's Cortez operations. The shares issued in connection with the acquisition are subject to a four month hold period under applicable Canadian securities laws.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO
Phone: 604-696-0741
Email:  info@metallaroyalty.com

Kristina Pillon, Investor Relations
Phone: 604-908-1695
Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

The Metalla common shares aissued in the transaction have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may be offered and sold only pursuant to available exemptions from the registration requirements thereof.  This press release is not an offer to sell, or a solicitation of an offer to buy, any securities.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information in this press release includes, but is not limited to, future cash generation and the potential for Metalla to become one of the leading precious metal royalty and streaming companies. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which are beyond the ability of Metalla to control or predict and may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. The forward-looking statements contained in this press release are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other production based interest by the owners or operators of such properties in a manner consistent with past practice; absence of control over mining operations; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; regulatory requirements; and other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.